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Attn:	Beverly Singleton, Staff Accountant
Jean Yu, Staff Accountant
Bradley Ecker, Staff Attorney
Asia Timmons-Pierce, Special Counsel

Re:	Viasat, Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed April 26, 2022
File No. 000-21767

Ladies and Gentlemen:

We are in receipt of the Staff’s letter dated May 9, 2022 with respect to the above-referenced Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). We are responding to the Staff’s comments on behalf of Viasat, Inc. (“Viasat” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR an Amendment No. 3 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) responding to the Staff’s comments and updating the Preliminary Proxy Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Preliminary Proxy Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Prospectus Summary

Regulatory Matters, page 18

1.

We note your disclosure that you “have also filed applications for regulatory approvals and clearances in various other jurisdictions, including Australia, Brazil, Israel, Nigeria, Russia, Saudi Arabia, Spain and the United Kingdom.” Please expand your disclosure to discuss the material regulatory approvals and clearances that you are required to obtain.

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised pages 18, 82 and 83 of the Amended Preliminary Proxy Statement accordingly.

May 11, 2022

Independent Auditor’s Report, page F-2

2.

Refer to the second paragraph under the Opinion section. Please have your auditors also disclose the opinion rendered with regards to the results of operations and cash flows for the years ended December 31, 2021 and December 31, 2020. The current disclosure only covers the results of operations and cash flows for the period from incorporation (March 15, 2019) to December 31, 2019, and for the Predecessor Company for the period January 1, 2019 to December 3, 2019. Please revise or advise.

Viasat’s Response: Deloitte has advised that the phrase “for the years then ended and” was inadvertently omitted from its audit report and reissued its audit report to include this phrase, as reflected on page F-2 of the Amended Preliminary Proxy Statement.

General

3.

We note your response to our prior comment 2 and reissue. Please update your disclosure where applicable to reflect the regulatory undertakings agreed upon with the UK Government’s Department for Business, Energy and Industrial Strategy (BEIS) in connection with the proposed combination. In this regard, we note your Proxy Materials filed on March 21, 2022.

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised page 84 of the Amended Preliminary Proxy Statement accordingly.

4.

Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, which is available on the Commission’s website.

Viasat’s Response: The Company acknowledges the Staff’s comment and has revised pages 91, 92 and 109 of the Amended Preliminary Proxy Statement accordingly.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5407. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Craig M. Garner

Craig M. Garner
of LATHAM & WATKINS LLP

cc:	Richard Baldridge, Viasat, Inc.

Robert Blair, Viasat, Inc.

Shawn Duffy, Viasat, Inc.

Alex Cohen, Joel Trotter and Paul Dudek, Latham & Watkins LLP